MINEBEA CO.,LTD.
1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

July 2, 2004

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Provisional Report dated on April 26, 2004
- Press release dated on June 3, 2004
- Press release dated on June 29, 2004
- 58th Business Term Business Report
- Notice of the Resolutions made at the 58th Ordinary General Meeting of Shareholders

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

Document submitted	:	Provisional report
Document submitted to	:	Director of the Kanto Finance Bureau
Date of submission	:	April 26, 2004
Trade name	:	Minebea Kabushiki Kaisha
Trade name in English:		Minebea Co., Ltd.
Representative	:	Tsugio Yamamoto Representative Director, President and Chief Executive Officer
Principal office	:	4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0206, Japan (This is the registered head office.)
Telephone number	:	0267-32-2200
Contact person	:	Masao Iwasa Executive Officer and Office Manager, Karuizawa Manufacturing Unit
Nearest place of contact	:	Tokyo Head Office 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Telephone number	:	03-5434-8611 (Key number)
Contact person	:	Takashi Yamaguchi Managing Executive Officer in charge of Accounting and Finance
Place for public inspection:		The Tokyo Stock Exchange (2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo) The Osaka Stock Exchange (1-6-10, Kitahama, Chuo-ku, Osaka) The Nagoya Stock Exchange (3-3-17, Sakae, Naka-ku, Nagoya)

1. Reason for submitting the provisional report

Our Board of Directors has resolved at a meeting held on April 26, 2004 to post losses, including losses on revaluation of marketable and investment securities in affiliates.

Since these are considered matters that will considerably affect our financial position and operating results, we submit the provisional report in accordance with the provisions of Section 4, Article 24-5 of the Securities Exchange Law and of Section 2-12, Article 19 of the Ministerial Ordinance relating to Disclosure of the Details of Corporations.

2. Details of the provisional report

(1) Date when the matter arose: March 31, 2004

(2) Details of the matter

Owing to the far-below-our-book-value decline in the real value of shares we own in Minebea Technologies Pte. Ltd. (Singaporean sales subsidiary of bearings and electronic devices and components), as well as an expected long period of time required for recovery, we posted losses on revaluation of marketable and investment securities in the subsidiary and allowance for doubtful loans to the subsidiary.

(3) Impact of the matter on business performance

As a result of the matter, we posted losses of ¥2,524 million on revaluation of marketable and investment securities in affiliates and allowance for doubtful loans amounting to ¥4,939 million, as extraordinary losses in the non-consolidated fiscal year ended March 31, 2004.

There is no impact on consolidated results for the fiscal year ended March 31, 2004.

* * * * * *

NEW HAMPSHIRE BALL BEARINGS, INC.
PRESS RELEASE

NEW HAMPSHIRE BALL BEARINGS, INC. RECEIVES EPA AWARD

For Immediate Release
June 3, 2004

Peterborough, NH. – The HiTech Division of NHBB was recently given the EPA's "Director's Award for Mentoring" for assisting their suppliers in developing their own environmental management systems.

As one of 344 members of the National Environmental Performance Track program, NHBB goes far beyond compliance with their environmental management system (EMS). Recognizing that the company's supply chain has a major environmental impact, the company began working with their suppliers to reduce those impacts. Partnering with the EPA's New England Office, NHBB developed a pilot program for nine of their vendors that included six months of training, access to NHBB senior management, and preferred supplier status upon completion of an environmental management system.

"Our mentoring and community programs are really paying off in terms of environmental awareness," said Patti Carrier, HiTech's Environmental/Facilities Manager. "We've been able to share what we've already learned and continue to build on that in partnership with all of our stakeholders, whether that be employees, customers, or vendors."

NHBB has been a member of the Performance Track program since 2000 and is committed to its goal of continuous environmental improvement.

- end -

Minebea

(Translation)

June 29, 2004

Press Release

Company Name :	Minebea Co., Ltd.
Representative :	Tsugio Yamamoto Representative Director, President and Chief Executive Officer (Code No. 6479 TSE Div. No.1)
Contact Person :	Shunji Mase Executive Officer and General Manager of Personnel & General Affairs Department Naoyuki Kimura Manager of Personnel & General Affairs Department Tel. 81-3-5434-8612 Fax 81-3-5434-8601

Managerial Assignments

We would like to announce managerial assignments effective June 29, 2004 as follows:

<New Assignments>	<Former Assignments>	<Post to Be Retained>
Yukio Shimizu, Mr. Managing Executive Officer	Executive Officer	
Hiroharu Katogi, Mr. Managing Executive Officer	Executive Officer	
Susumu Fujisawa, Mr. Managing Executive Officer	Executive Officer	
Akio Okamiya, Mr. Managing Executive Officer	Executive Officer	
Hiroyuki Yajima, Mr. Managing Executive Officer	Executive Officer	
Morihiro Iijima, Mr. Executive Officer		General Manager of Strategy Planning Dept.
Toshisada Koyama, Mr. Executive Officer		General Manager of Precision Motor Division and Automotive Motor Manufacturing Dept. of Karuizawa Manufacturing Unit

* * * * *

Minebea

(Translation)

June 29, 2004

Press Release

Company Name : Minebea Co., Ltd.

Representative : Tsugio Yamamoto
Representative Director,
President and Chief
Executive Officer
(Code No. 6479 TSE Div. No.1)

Contact Person : Shunji Mase
Executive Officer and
General Manager of Personnel &
General Affairs Department
Naoyuki Kimura
Manager of Personnel &
General Affairs Department
Tel. 81-3-5434-8612
Fax 81-3-5434-8601

Managerial Assignments

We would like to announce managerial assignments effective June 29, 2004 as follows:

<New Assignments>	<Former Assignments>	<Post to Be Retained>
Yukio Shimizu, Mr. Managing Executive Officer	Executive Officer	
Hiroharu Katógi, Mr. Managing Executive Officer	Executive Officer	
Susumu Fujisawa, Mr. Managing Executive Officer	Executive Officer	
Akio Okamiya, Mr. Managing Executive Officer	Executive Officer	
Hiroyuki Yajima, Mr. Managing Executive Officer	Executive Officer	
Morihiro Iijima, Mr. Executive Officer		General Manager of Strategy Planning Dept.
Toshisada Koyama, Mr. Executive Officer		General Manager of Precision Motor Division and Automotive Motor Manufacturing Dept. of Karuizawa Manufacturing Unit

* * * * *

58th Business Term Business Report

Minebea

Minebea Co., Ltd.

April 1, 2003 ▶ March 31, 2004

Local Code No.6479

To Our Shareholders (Translation)

As the 58th Business Term (April 1, 2003 - March 31, 2004) has ended, we would like to report our business summary.

During the current consolidated fiscal year, the Japanese economy recovered steadily, led by growing exports and business investment amid a continued pickup in the global economy, although public works spending and personal consumption slacked in the beginning. The U.S. economy generally remained brisk. In addition to increased corporate earnings and high growth in business investment supported by encouraging business outlook, consumer spending was firm owing to tax reduction. The European economy recovered moderately with pickup in capital investment. Although China experienced overheated business activity, the Asian economies maintained a growing trend buoyed by strong personal consumption and increasing exports. Also, in Thailand and some other countries in Southeast Asia, economies grew supported by increasing exports and investment.

Demand from manufacturers of information and telecommunications equipment such as personal computers, peripherals, and office automation equipment – he major customer base of our mainstay products – grew smoothly as the global economy picked up. However, price competition grew even more intense, keeping us in a severe market environment.

In this business climate, we redoubled our efforts to enhance productivity and efficiency of our sales activities as well as to further improve product quality and to develop high value-added products. This led to a large increase in shipments of most of our core products including ball bearings and to an increased market share.

■ Consolidated Business Result

During our consolidated fiscal year, adversely affected by an 8,900 million yen decrease in net sales owing to appreciation of the yen, a drop in selling prices and other factors, net sales were 268,574 million yen, down 3,628 million yen (-1.3%) year on year, and operating income decreased 1,247 million yen (-6.4%) year on year to 18,104 million yen. Ordinary income rose 380 million yen (2.8%) year on year to 13,800 million yen owing to a substantial decrease in interest expenses. Net income increased 8,454 million yen year on year to 6,019 million yen.

■ Non-Consolidated Business Result

Net sales grew 22,152 million yen (13.6%) year on year to 185,105 million yen. Operating income decreased 666 million yen (-13.3%) year on year to 4,351 million yen. Ordinary income rose 2,280 million yen (20.6%) year on year to 13,343 million yen. Net income for the year under review jumped 84.7%, or 1,039 million yen, to 2,266 million yen. Net income was affected by extraordinary charges including 2,904 million yen for impairment accounting due to the operational reorganization of our sales subsidiary in Singapore; 5,580 million yen transferred as an allowance for bad debts at the Singapore sales subsidiary and others; and 916 million yen recorded as corporate tax adjustments according to local tax-effect accounting.

■ Net Sales


(Unit: millions of yen)
Non-Consolidated
Consolidated
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2002
FY2003
FY2004

■ Operating Income


(Unit: millions of yen)
Non-Consolidated
Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2002
FY2003
FY2004

■ Ordinary Income


(Unit: millions of yen)
Non-Consolidated
Consolidated
20,000
15,000
10,000
5,000
0
FY2002
FY2003
FY2004

Outlook for The Next Fiscal Year

For the next consolidated fiscal year, we expect the Japanese economy will stay on a steady recovery path for some more time to come. With stable consumer prices, the U.S. economy is expected to accelerate its growth and to lead the global economy, although some of commodity prices such as materials prices are on the increase. In Asia, there is some concern about overheated investment in China. However, expansion of investment, including primarily active infrastructure investment, is expected to lead the economic growth in this region. In this business climate, we expect to be on a thorny path toward improved performance in the first half and to see our performance substantially improve in the second half. This is based on our forecast that business of machined components, such as ball bearings, will remain strong throughout the next fiscal year, while businesses of spindle motors, PC keyboards and other products with a lot of impact on the overall performance will improve in the second half.

We intend to enhance and further expand our manufacturing and sales, and improve our business results.
We look forward to your continuous support and guidance.





Tsugio Yamamoto
Representative Director
June 2004

Net Income


(Unit: millions of yen)
Non-Consolidated
Consolidated
8,000
6,000
4,000
2,000
0
-2,000
-4,000
FY2002
FY2003
FY2004

Total Assets


(Unit: millions of yen)
Non-Consolidated
Consolidated
400,000
300,000
200,000
100,000
0
FY2002
FY2003
FY2004

Shareholders' Equity


(Unit: millions of yen)
Non-Consolidated
Consolidated
200,000
150,000
100,000
50,000
0
FY2002
FY2003
FY2004

Performance by Business Segment (on a consolidated basis)

Machined Components Business

■ We continued to pursue a growth strategy for miniature and small-sized ball bearings and expanded monthly production and sales to 180 million pieces, aimed at enhancing our competitiveness.

Net sales in this business segment decreased 6,425 million yen (-5.4%) from the previous fiscal year to 111,692 million yen. In the area of mainstay miniature and small-sized ball bearings, we pursued further growth and expanded monthly production and sales to 180 million pieces, aimed at enhancing cost competitiveness. This brought about an increase in ball bearing shipments, which, however, was offset by a negative translation effect of yen appreciation on overseas sales and a drop in unit selling prices.

Though timely product development and new product launches expanded our market share of pivot assemblies for use in HDDs, the increase in shipments was offset by an adverse effect of yen appreciation and a drop in unit selling prices. As a result of the sale of IMC Magnetics Corp. in the U.S., net sales fell about 1,000 million yen.

Operating income from the machined components business rose 986 million yen (5.3%) year on year to 19,505 million yen, and operating margin was 17.5%(*), up 1.8 percentage points over the previous year.

The ball bearing business generated improved operating income and operating margin, owing to the successful expansion of monthly production and sales to 180 million pieces. Consequently, though partly offset by a decrease in income as a result of reduced net sales of other products, operating income from the machined components business increased.

■ Changes in Net Sales and Operating Income (Industry)



Electronic Devices and Components Business
Machined Components Business
Net Sales
(Unit: millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
Operating Income
(Unit: millions of yen)
40,000
30,000
20,000
10,000
0
-1,500
156,303
22,135
-162
154,084
832
18,519
156,881
19,505
-1,400
Net Sales Operating Income
FY2002
FY2003
FY2004

Electronic Devices and Components Business

■ In August 2003, we agreed to from a joint venture company with Matsushita Electric Industrial Co., Ltd. for information equipment motors. The joint venture company launched its operations on April 1, 2004.

■ Increased demand and market share for HDDs boosted sales of HDD spindle motors.

Net sales in this business segment increased 2,797 million yen (1.8%) from the previous year to 156,881 million yen. Owing to new product launches and sales expansion efforts amid a growing demand for PCs and other information & telecommunications equipment and household electric appliances, we achieved increased net sales, though partly offset by termination of a couple of businesses and negative translation effect of yen appreciation on overseas sales.

Strong demand and expanded share for HDDs contributed to push up sales of HDD spindle motors. In lighting devices business, which centers on back-light assemblies for medium-and small-sized LCDs, we won new customers by launching high-performance products, which led to increased sales. Sales of keyboards, on the other hand, declined owing to delayed start-up of a new manufacturing facility in China and inventory adjustments by some of our customers.

Our withdrawal from the FDD subassembly business in November 2002 and from switching power supplies and related businesses in March 2004 led to a decline in sales by about 2,300 million yen and about 3,500 million yen, respectively, from the previous year.

Electronic devices and components business recorded operating loss of 1,400 million yen, a decline of 2,232 million yen from the previous fiscal year, which accounted for -0.9% of net sales(*), down 1.4 percentage points from the previous year. While demand recovered, we experienced deflationary pressure form customers in general and increasingly intense competition with other makers at home and abroad. In this market environment, increased shipments and reduced costs were offset by a drop in unit selling prices.

Losses increased in the spindle motor business, where profitability improvement and entry into the market for FDB motors for 2.5-inch or smaller HDDs are the foremost tasks to be accomplished; and in the keyboard business, where initial start-up costs for the new manufacturing facility in China swelled. This caused operating loss in the overall electronic devices and components business.

*Operating margin is based on net sales to external customers.

Performance by Geographical Segment

■ Japan

Although business is picking up steadily, production shift by many of our customers to their overseas subsidiaries adversely affected our performance. Net sales fell 3,994 million yen (-5.5%) year on year to 68,760 million yen. Operating income, on the other hand, rose 1,750 million yen (55.9%) year on year to 4,883 million yen, owing largely to decreased import prices brought by the strong yen.


(Unit: millions of yen)
• Net Sales in Japan
150,000
120,000
90,000
60,000
30,000
0
83,704
72,754
68,760
FY2002
FY2003
FY2004


25.6%
Percentage of net sales
27.0%
Percentage of operating income

■ Asia excluding Japan

This region is an important manufacturing base for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Sales were firm owing mainly to recovery of demand from the information & telecommunications equipment industry. At the same time, price competition is getting more intense as production expands in this part of the world. As a consequence, net sales increased 13,282 million yen (12.3%) year on year to 121,071 million yen in spite of the strong yen, while operating income decreased 1,655 million yen (-13.3%) year on year to 10,763 million yen.


(Unit: millions of yen)
• Net Sales in Asia (Excluding Japan)
150,000
120,000
90,000
60,000
30,000
0
95,883
107,789
121,071
FY2002
FY2003
FY2004


45.1%
Percentage of net sales
59.4%
Percentage of operating income

■ North and South America

Amid a swift escalation of production shift by our customers to Asia, sales of electronic devices and components such as PC keyboards, speakers, and fan motors were weak in this region. In addition, recovery of demand for rod-end bearings from the private aviation industry - the major market for this product - was delayed. This resulted in net sales at 48,726 million yen, down 10,271 million yen (-17.4%) year on year partly affected by appreciation of the yen. Operating income, on the other hand, increased 226 million yen (12.2%) year on year to 2,084 million yen.


(Unit: millions of yen)
• Net Sales in North and South America
150,000
120,000
90,000
60,000
30,000
0
63,569
58,997
48,726
FY2002
FY2003
FY2004


18.1%
Percentage of net sales
11.5%
Percentage of operating income

■ Europe

Sales of ball bearings, rod-end bearings and other products were firm as a moderate economic recovery was seen in this region. On the other hand, sales of electronic devices and components such as PC keyboards were sluggish. As a consequence, despite depreciation of the yen against Euro, net sales were 30,015 million yen and operating income 374 million yen, down 2,645 million yen (-8.1%) and 1,568 million yen (-80.7%) year on year, respectively.


(Unit: millions of yen)
• Net Sales in Europe
150,000
120,000
90,000
60,000
30,000
0
36,186
32,660
30,015
FY2002
FY2003
FY2004


11.2%
Percentage of net sales
2.1%
Percentage of operating income

For further details, visit our web site at *http://www.minebea.co.jp/english/* and refer to the reference material listed in Investors/ Investor Meeting Presentation.

Minebea Develops Two Types of New Fluid Dynamic Bearing Units

Minebea Co., Ltd. ("Minebea") announced in April 2004 the development of two types - ROF type and HMF type - of new fluid dynamic bearing ("FDB") units.

The basic concept of the development is to produce high-performance, cost-competitive FDB units that are fit for mass-production. ROF type of FDB units have been developed by Minebea on its own, while HMF type of FDB units have been developed jointly with Hitachi Powdered Metals Co., Ltd. ("Hitachi Powdered Metals").

Both ROF type and HMF type of FDB units have high performance and cost competitiveness and are fit for mass-production.

Minebea intends to use these FDB units, for the time being, in spindle motors for hard disk drives ("HDDs") that it manufactures and sells. Minebea plans to standardize these FDB units for sale to its customers in future just like ball bearings, one of Minebea's mainstay products.

Outlines of the New Products

ROF type of FDB units :
This type of FDB units are primarily characterized in that they are produced with Minebea's proprietary ball bearing manufacturing technology, which monthly turns out 170 million pieces of ball bearings, on the same production line and by the same method for ball bearing production, and that bearings of the FDB units are readily mass-produced, except for machining of hydrodynamic grooves.

To be more specific, bearings of FDB units, which are the most technically difficult part and require the highest-precision machining technology, are readily produced with stainless steel at the same productivity level and within the same machining time as machining of ball bearing rings.

Following is a comparison between the productivity of the ROF type FDB unit and the conventional FDB unit.

Item	As compared with conventional FDB unit
● Personnel	1/3 or less
● Floor area	1/4 or less
● Time required	1/4 or less

● Cost	1/2 or less


Bearing
Casing
Sleeve
Shaft Assembly
Counter Plate
Structure of ROF type FDB unit


complete unit
ROF Type FDB unit

HMF type of FDB units :
This type of FDB units are primarily characterized in that they use sintered material in bearings and hydrodynamic force in the radial direction will occur in the entire inside of the bearing that has multiple lobes instead of the conventional hydrodynamic grooves.
Also, adopting multiple-lobed shape in radial side of the bearing has made it possible to simultaneously and easily form the shape of both multiple lobes in radial side and hydrodynamic grooves in thrust side during sizing.

The FDB with multiple lobes in the radial direction has advantages, such as high pressure in the radial direction, good pressure balance in the thrust direction, superiority in high speed rotations, and is most suitable for small thin type motors.

With its superior powder metallurgical technology and production lines, Hitachi Powdered Metals has made it possible to facilitate mass-production of multi-lobed bearings.

Minebea will assemble HMF type of FDB units, using the said multi-lobed bearings to be supplied by Hitachi Powdered Metals.


complete unit
HMF Type FDB unit


shaft
thrust washer
stopper ring
housing
Spiral thrust bearing
Multi-lobes bearing
Structure of HMF type FDB unit

Consolidated Balance Sheet

● Consolidated Balance Sheet (Unit: millions of yen)

Assets	Fiscal year 2004 (as of March 31, 2004)	Fiscal year 2003 (as of March 31, 2003)
Current Assets	**138,953**	**127,447**
Cash and cash equivalents	24,780	14,177
Notes and accounts receivable	58,241	54,085
Inventories	41,534	43,204
Deferred tax assets	6,554	8,593
Others	8,251	7,856
Allowance for doubtful receivables	(408)	(469)
Fixed Assets	**175,916**	**192,608**
Tangible fixed assets	148,457	162,960
Intangible fixed assets	12,403	13,749
Investments and other assets	15,055	15,898
Deferred Assets	**45**	**13**
Total Assets	**314,915**	**320,069**
Liabilities		
Current Liabilities	**167,626**	**134,459**
Notes and accounts payable	22,777	24,025
Short-term loans payable	72,195	67,475
Commercial paper	4,000	3,000
Current portion of long-term loans payable	6,367	787
Current portion of bonds	10,000	10,000
Current portion of convertible bonds	27,080	—
Others	25,205	29,170
Long-term Liabilities	**52,743**	**87,128**
Bonds	28,000	28,000
Convertible bonds	—	27,080
Bond with warrant	4,000	4,000
Long-term loans payable	19,842	26,782
Others	901	1,266
Total Liabilities	**220,370**	**221,587**
Minority Interest in Consolidated Subsidiaries	**678**	**269**
Shareholders' Equity		
Common stock	**68,258**	**68,258**
Additional paid in capital	**94,756**	**94,756**
Retained earnings	**2,755**	**(454)**
Difference on revaluation of other marketable securities	**1,647**	**(37)**
Foreign currency translation adjustments	**(73,505)**	**(64,274)**
Treasury stock	**(46)**	**(37)**
Total Shareholders' Equity	**93,866**	**98,212**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**314,915**	**320,069**

Note: *Amounts less than one million yen are omitted.*

● Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)
Net sales	**268,574**	**272,202**
Cost of sales	**203,260**	**203,500**
Gross profit	**65,313**	**68,702**
Selling, general and administrative expenses	**47,208**	**49,350**
Operating income	**18,104**	**19,352**
Other income	**1,289**	**1,226**
Interest income	111	243
Dividends income	26	48
Equity income of affiliates	3	10
Others	1,147	923
Other expenses	**5,594**	**7,158**
Interest expenses	3,213	4,765
Foreign currency exchange loss	771	506
Others	1,609	1,886
Ordinary income	**13,800**	**13,420**
Extraordinary income	**1,732**	**37**
Revised loss on liquidation of affiliates in the previous the fiscal year	325	—
Gain on sales of fixed assets	83	34
Gain on sales of investments in securities	881	3
Reversal of allowance for loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	441	—
Extraordinary loss	**2,573**	**12,961**
Loss on sales of fixed assets	105	110
Loss on disposal of fixed assets	642	602
Loss on revaluation of investments securities	—	4,945
Loss on liquidation of affiliates	—	1,843
Loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	—	3,144
Loss for after-care of products	476	482
Environmental preservation expense	—	1,206
Retirement benefit expense	610	626
Special severance payment	307	—
Retirement benefits to directors and corporate auditors	431	—
Income before income taxes	**12,958**	**495**
Total income taxes	7,210	2,906
Minority interest in earnings of consolidated subsidiaries (loss)	(271)	23
Net income (loss)	**6,019**	**(2,434)**

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Retained Earnings (Unit: millions of yen)

	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)
Capital retained earnings		
Additional paid-in capital at beginning of year	94,756	94,756
Additional paid-in capital at end of year	94,756	94,756
Retained earnings		
Retained earnings at beginning of year	(454)	4,774
Increase of retained earnings	6,019	—
Net income	6,019	—
Decrease of retained earnings	2,809	5,227
Net loss	—	2,434
Decrease of retained earnings for decrease of consolidated subsidiaries	16	—
Cash dividends	2,793	2,793
Loss on disposal of treasury stock	0	—
Retained earnings at end of year	2,755	(454)

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Cash Flows (Unit: millions of yen)

	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)
Cash Flows from Operating Activities	21,714	32,279
Cash Flows from Investing Activities	(14,932)	(16,233)
Cash Flows from Financing Activities	4,391	(15,471)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(570)	(349)
Net Increase in Cash and Cash Equivalents	10,603	224
Cash and Cash Equivalents at Beginning of Year	14,177	13,952
Cash and Cash Equivalents at End of Year	24,780	14,177

Note: Amounts less than one million yen are omitted.

Non-Consolidated Balance Sheet

● Non-Consolidated Balance Sheet (Unit: millions of yen)

	Fiscal year 2004 (as of March 31, 2004)	Fiscal year 2003 (as of March 31, 2003)
Assets		
Current Assets	**126,841**	**128,363**
Cash and cash equivalents	7,886	7,487
Notes receivable	5,104	2,249
Accounts receivable-trade	45,905	36,680
Inventories	9,958	10,492
Short-term loans receivable from affiliates	49,205	60,202
Deferred tax assets	3,056	4,231
Others	5,758	7,121
Allowance for doubtful receivables	(33)	(100)
Fixed Assets	**239,731**	**234,305**
Tangible fixed assets	**30,743**	**32,073**
Intangible fixed assets	**841**	**841**
Investments and other assets	**208,146**	**201,391**
Investment in securities	6,831	3,720
Investment securities in affiliates	160,437	155,366
Investments in partnerships with affiliates	33,154	27,733
Long-term loans receivable from affiliates	8,506	8,567
Deferred tax assets	7,164	7,983
Others	1,233	1,994
Allowance for doubtful receivables	(9,180)	(3,975)
Deferred Assets	**45**	**13**
Total Assets	**366,618**	**362,682**
Liabilities		
Current Liabilities	**132,895**	**100,327**
Notes payable	3,437	2,998
Accounts payable-trade	26,095	23,817
Short-term loans payable	51,251	52,033
Commercial paper	4,000	3,000
Current portion of long-term loans payable	4,000	500
Current portion of bonds	10,000	10,000
Current portion of convertible bonds	27,080	—
Accrued income taxes	69	71
Accrued bonuses	1,853	1,943
Others	5,106	5,963
Long-term Liabilities	**51,334**	**81,114**
Bonds	28,000	28,000
Convertible bonds	—	27,080
Bonds with warrant	4,000	4,000
Long-term loans payable	19,000	22,000
Allowance for retirement benefits	311	34
Allowance for retirement benefits to executive officers	22	—
Total Liabilities	**184,229**	**181,442**
Shareholders' Equity		
Common stock	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**
Capital reserve	94,756	94,756
Retained earnings	**17,772**	**18,299**
Earned surplus	2,085	2,085
Voluntary reserve	11,500	11,500
Unappropriated retained earnings	4,187	4,714
Difference on revaluation of the marketable securities	**1,647**	**(36)**
Treasury stock	**(46)**	**(37)**
Total Shareholders' Equity	**182,389**	**181,240**
Total Liabilities and Shareholders' Equity	**366,618**	**362,682**

Note: Amounts less than one million yen are omitted.

● Non-Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)	Fiscal year 2003 (Apr. 2002 thru Mar. 2003)
Ordinary Income and Expenses		
Operating income and expenses		
Operating income	**185,105**	**162,952**
Net Sales	185,105	162,952
Operating expenses	**180,753**	**157,934**
Cost of sales	159,186	136,897
Selling, general and administrative expenses	21,567	21,036
Operating income	**4,351**	**5,018**
Other income and expense		
Other income	**11,440**	**9,420**
Interest income	872	969
Dividends received	9,853	7,786
Rent income on fixed assets	322	504
Others	391	159
Other expenses	**2,448**	**3,375**
Interest and discount charges	622	1,392
Interest on bonds	1,144	1,252
Foreign currency exchange loss	288	294
Others	393	436
Ordinary income	**13,343**	**11,062**
Extraordinary Income and Loss		
Extraordinary income	**1,054**	**450**
Gain on sales of fixed assets	96	123
Gain on sales of investments in securities	881	3
Liquidation dividend from affiliated company	—	205
Reversal of allowance for doubtful receivables	75	118
Extraordinary loss	**10,157**	**8,117**
Loss on sales of fixed assets	118	117
Loss on sales of investments securities in affiliates	2	—
Loss on revaluation of investments in securities	—	4,945
Allowance for doubtful receivables	5,580	—
Loss on revaluation of investments securities in affiliates	2,904	2,280
Loss on liquidation of affiliated companies	—	256
Loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	209	—
Loss for after-care of products	110	23
Retirement benefit expense	493	494
Special severance payment	307	—
Retirement benefits to directors and corporate auditors	431	—
Income before income taxes	**4,240**	**3,395**
Income taxes (including enterprise tax)	1,057	999
Adjustment of income taxes	916	1,168
Total income taxes	1,973	2,167
Net income	**2,266**	**1,227**
Retained earnings brought forward from the previous year	1,920	3,486
Loss on disposal of treasury stock	0	—
Unappropriated retained earnings at end of year	**4,187**	**4,714**

Note: Amounts less than one million yen are omitted.

Corporate Data (as of June 29, 2004)

■ Corporate Data

Trade Name	Minebea Co., Ltd.
Established	July 16, 1951
Capital	68,258 million yen
Number of Employees	2,390 persons
Registered Headquarters	4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0293, Japan Tel:+81 267-32-2200
Domestic Offices and Manufacturing Units	Tokyo Head Office, Karuizawa Manufacturing Unit, Hamamatsu Manufacturing Unit, Fujisawa Manufacturing Unit, Omori Manufacturing Unit

■ Board of Directors

Representative Director, President and Chief Executive Officer
Tsugio Yamamoto

Directors, Senior Managing Executive Officer
Yoshihisa Kainuma
Takayuki Yamagishi
Rikuro Obara
Ryusuke Mizukami
Kenji Senoue
Tosei Takenaka

Directors, Managing Executive Officer
Koichi Dosho

Directors
Atsushi Matsuoka
Chanchai Leetavorn

■ Corporate Auditors

Standing Corporate Auditors
Shinichi Mori
Yoshinori Amano
Tukasa Oshima

Corporate Auditors
Isao Hiraide

■ Executive Officers

Managing Executive Officers
Takashi Yamaguchi
Yukio Shimizu
Hiroharu Katogi
Susumu Fujisawa
Akio Okamiya
Hiroyuki Yajima

Executive Officers
Sadao Sawamura
Akihiro Hirao
Sadahiko Oki
Takuya Naka
Masayoshi Yamanaka
Shunji Mase
Masamitsu Osada
Eiichi Kobayashi
Motoyuki Niijima
Tadahiko Mori
Masao Iwasa
Hirotaka Fujita
Kunio Shimba
Junichi Mochizuki
Morihiro Iijima
Toshisada Koyama

■ Organization Chart



Board of Directors
Corporate Auditors
Senior Exective Officer Council
President
Business Reform Committee
Internal Auditing Office
Strategic Commodities Control Room
Enviroment Protection Committee
Tokyo Head Office Administration Exective Council
Personnel & General Affairs Dept.
Logistics Dept.
Procurement Dept.
Corporate Planning Dept.
Corporate Communications / Investor Relations Office
Business Administration Dept.
Information Systems Dept.
Finance Dept.
Strategy Planning Dept.
Strategy Planning Office
Marketing Office
Accounting Dept.
Legal Dept.
Manufacturing Headquarters
Karuizawa Manufacturing Unit
Fujisawa Manufacturing Unit
Omori Manufacturing Unit
Mechatronics Division
Hamamatsu Manufacturing Unit
Measuring Components Division
Speaker Division
Engineering Headquarters
Engineering Support Dept.
Karuizawa R&D Center
Hamamatsu R&D Center
Motor Development Technology Center (PMDM)
Electonics Engineering Center Europe (Augsburg, Germany)
Electronics Engineering Center (U.S.A.) and Technical Center (U.S.A.) (NMB Technologies, U.S.A.)
Testing and Analysis Center
Intellectual Property Dept.
Sales Headquarters
Japan and Asia Regional Sales Headquarters
European and American Regional Sales Headquarters

Share Information (as of March 31, 2004)

Total Number of Shares Authorized	1,000,000,000 shares
Number of Shares Issued	399,167,695 shares
Number of Shareholders	29,571 persons

■ Major Shareholders (Top 10)

	Number of Shares (shares)	Voting rights ratio (%)
Japan Trustee Service Bank, Ltd. (Trust Account)	35,115,000	8.82
Keiaisha Co., Ltd.	20,000,000	5.02
The Master Trust Bank of Japan Ltd. (Trust Account)	18,477,000	4.64
Shinsei Bank, Ltd.	12,501,000	3.14
The Sumitomo Trust & Banking Co., Ltd.	12,349,000	3.10
Takahashi Industrial and Economic Research foundation	12,347,330	3.10
Depositary Nominees Inc.	10,550,000	2.65
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
The Bank of Tokyo - Mitsubishi, Ltd.	6,756,212	1.70
Mellon Bank Treaty Clients Omnibus	6,712,596	1.69

■ Stock Prices On The Tokyo Stock Exchange



(Yen)
2,000
1,500
1,000
500
0
2001
4 5 6 7 8 9 10 11 12
2002
1 2 3 4 5 6 7 8 9 10 11 12
2003
1 2 3 4 5 6 7 8 9 10 11 12
2004
1 2 3

■ Shareholder Distribution

Number Of Shares (thousands of shares)



Individuals
69,998
(17.5%)
Financial Institutions
161,186
(40.4%)
Foreign Corporations
116,561
(29.2%)
Other Corporate Bodies
37,563
(9.4%)
Securities Firms
13,859
(3.5%)

Number Of Shareholders



Securities Firms
80
(0.3%)
Financial Institutions
118
(0.4%)
Other Corporate Bodies
432
(1.4%)
Foreign Corporations
300
(1.0%)
Individuals
28,641
(96.9%)

We recommend that you receive your stock dividends at your earliest convenience.

The period within which you can receive your stock dividends by a mail transfer payment notice expires on Thursday, July 30, 2003. Please take the payment notice to a post office at your earliest convenience to receive the dividends.

What if you do not receive your stock dividends by a mail transfer payment notice within the aforementioned period?

You can no longer receive your stock dividends at a post office. Sumitomo Trust & Banking Co., Ltd., our transfer agent, can handle payment of your stock dividends at its head office and branch offices after the expiry of the receivable period.

What if you have lost your mail transfer payment notice?

Please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd. We will need some time to pay your stock dividends because we need to first confirm the amount of the unpaid dividends and then to arrange for payment.

We recommend that you receive your stock dividends through a bank transfer.

You can easily forget to receive your stock dividends by a mail transfer payment notice. We recommend you choose to receive your stock dividends through a safe, reliable bank transfer. For further details, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd.

What do you need to do to sell or buy your less-than-one-unit shares ?

Normally, you cannot sell or buy your less-than-one-unit shares (less than 1,000 shares) on the equity market. To sell or buy such shares, you need to submit a demand for purchase of the shares. For inquiries, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd.

Shareholder Information

Business Year	From April 1 to March 31 of next year
Fiscal Year-End	End of March
Record date to be eligible to receive dividends	End of March
Ordinary General Meeting of Shareholders	June
Unitary Transaction Stock	1,000 shares
Transfer Agent	5-33, Kitahama 4-Chome, Chuo-Ku, Osaka The Sumitomo Trust and Banking Co., Ltd.
Transfer Agent Branch	4-4, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Delivery Address for Postal Matters	1-10, Nikko-Cho, Fuchu, Tokyo 183-8701 The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Telephone Inquiries	(For Change-of-Address Form and other forms, please apply to) 0120-175-417 (For inquiries, please contact) 0120-176-417
Web Site	**http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html**
Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and each and every Branch in Japan
Transfer Fee	Free
Public Notice	The Nihon-Keizai Shinbun Public notices are displayed in The Nihon Keizai Shinbun. However, information with regard to balance sheets and statements of income, as stipulated in Section 3, Article 16 of the Law For Special Exceptions to the Commercial Code, is posted in our web site at **http://www.minebea.co.jp/investors/disclosure/meeting/meeting_top.html**
Common Stock Listings	Tokyo,Osaka,Nagoya and Singapore

PRINTED WITH SOY INK

R100 Printed on 100% recycled paper

Minebea Co., Ltd.
ARCO Tower, 19th Floor,
1-8-1 Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : 81-3-5434-8611 Fax : 81-3-5434-8601
URL : http://www.minebea.co.jp/

(Translation)

> The following is an English translation of the Notice of the Resolutions of the 58th Ordinary General Meeting of Shareholders of Minebea Co., Ltd.
> The Company provides this translation for your reference and convenience only and without any guarantee as to its accuracy.

June 29, 2004

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture
MINEBEA CO., LTD.
Tsugio Yamamoto
Representative Director

Notice of the Resolutions of the 58th Ordinary General Meeting of Shareholders

We are pleased to notify our shareholders that the proposed items were presented and resolved as follows at the Company's 58th Ordinary General Meeting of Shareholders (hereinafter the "Meeting") held on June 29, 2004.

Matters reported:

The Balance Sheet as of March 31, 2004, the Business Report and the Profit and Loss Statement for the 58th Business Term (from April 1, 2003 to March 31, 2004) were reported at the Meeting.

Matters voted on and resolved:

First proposal:

Approval of the proposed appropriation of unappropriated retained earnings for the 58th Business Term

The first proposal was approved as originally proposed, and it was resolved that the amount of the year-end dividend would be 7 yen per share.

Second proposal:

Partial revision of the Articles of Incorporation

The second proposal was approved as originally proposed.

(Underlines indicate the revised text.)

Before Revision	After Revision
CHAPTER II. SHARES	CHAPTER II. SHARES
(New)	(Repurchase of Treasury Stock) Article 6. As stipulated by No. 2, Clause 1, Article 211-3, of the Commercial Code, the Company is able to repurchase its treasury stock by a resolution of its Board of Directors.
Article 6.–34. (Articles Omitted)	Article 7.–35. Not Amended

(Translation)

Third proposal:
Election of one Corporate Auditor

With respect to this proposal, the following Corporate Auditor was elected as originally proposed and has assumed office:
Mr. Tukasa Oshima (newly elected)
Mr. Tukasa Oshima is an external Corporate Auditor as required under paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Corporations.

Fourth proposal:
Payment of retirement allowances to the retiring Corporate Auditor

With regard to this proposal, it was approved as originally proposed that the Company grants Mr. Mitsuo Ichikawa, a retiring Corporate Auditor, retirement allowances in an amount within the appropriate range and in accordance with the Company's regulations, and that the specific amounts of retirement allowances as well as the timing and method of presentation, etc., be left to the deliberation of the Corporate Auditors.

Payment of dividend

The dividend for the 58th business term will be paid on and after June 30, 2004. The payment can be received either by postal transfer or bank transfer.

For those who have chosen a postal transfer, please receive your dividend at a post office by submitting the enclosed "Payment by Postal Transfer Form" and affixing your seal to it.

For those who have chosen a bank transfer, please check the remittance of your dividend shown on the enclosed "Statement for Payment of Dividend for the 58th Business Term" and "Notice of Remittance to Your Bank Account."